FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2005

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on July 13, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: July 15, 2005	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Senior Executive Officer

Komatsu Ltd.
2-3-6 Akasaka, Minato-ku,
Tokyo 107-8414, Japan
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: July 13, 2005
URL: http://www.komatsu.com/

Dissolution and Liquidation of a Subsidiary

Komatsu Ltd. will hereby notify that it has decided to dissolve Komatsu Finance (Netherlands) B.V., its consolidated subsidiary.

Note

1.	Outline of Komatsu Finance (Netherlands) B.V.

Date of Founding	May 26, 1987
Location	Teleportboulevard 140, 1043 EJ Amsterdam, The Netherlands
President	Yoshinori Komamura
Capitalization	EUR 138 thousand (As of March 31, 2005)
Main Business	Finance within the Komatsu Group and fundraising
Ownership	Komatsu 100%

Recent Performances and Finances	(in thousands of EUR)

	FY2003 ended March 31, 2003	FY2004 ended March 31, 2004	FY2005 ended March 31, 2005
Interest Income	5,256	2,511	322
Income Before Tax	129	104	11
Net Income	13	39	(3)
Total Assets	126,570	42,867	3,474
Shareholders’ Equity	3,349	3,388	3,385

2.	Background of Dissolution

The aforesaid subsidiary has already ceased its main business and the Company has no plan to use the subsidiary for other purpose.

3.	Schedule

Dissolution and liquidation of the aforesaid subsidiary will be resolved at its extra general meeting of shareholders on July 14, 2005.

Liquidation is expected to be completed in September 2005.

4.	Effect on Komatsu’s Business Results

Minor impact of the liquidation is expected on the Company’s business results for the fiscal year ending March 31, 2006.

(end)